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                                UNITED STATES             Commission File Number
                      SECURITIES AND EXCHANGE COMMISSION          0-20828
                            Washington, D.C. 20549                -------

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-K  [ ]Form 11-K  [ ]Form 20-F  [X]Form 10-Q [ ]Form N-SAR

                 For Period Ended:       September 30, 1998
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION

                           Danka Business Systems PLC
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Full Name of Registrant


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Former Name if Applicable

                            11201 Danka Circle North
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Address of Principal Executive Office (STREET AND NUMBER)

                            St. Petersburg, FL 33716
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City, State and Zip Code


                      PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25 has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

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As previously reported on Form 8-K filed October 21, 1998, the registrant has been granted by a consortium of international banks (the "Lenders") party to the registrant's multicurrency credit agreement, a waiver of certain financial covenants and the consequences of failure to comply with such covenants for the period beginning on September 30, 1998 and ending on February 28, 1999. Due to the operational and administrative pressures on the registrant's staff which has resulted from: (i) the registrant's current financial situation and the negotiation and execution of the waiver; (ii) the preparation of certain reports required by the Lenders pursuant to the waiver; (iii) the preparation of a business plan and other matters required to satisfy the requirements for advances during the period the waiver is in effect; (iv) the other consequences of the registrant's entry into the waiver and of the granting of security interests in the registrant's assets as prescribed therein; (v) ongoing activities necessary to maintain the registrant's relationships with and access to other sources of funding; and (vi) ongoing activities necessary to maintain the registrant's relationships with and access to suppliers and vendors, the registrant has been unable to assemble the required information and has been unable to prepare its Form 10-Q, and the related financial statements, within the prescribed time period.

                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               David P. Berg               727                   576-6003
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The registrant anticipates that the Quarterly Report on Form 10-Q for the period ended September 30, 1998 (the "Form 10-Q") will reflect revenue, operating loss, net loss and net loss per American Depositary Share ("ADS") for the quarter ended September 30, 1998 of $733.8 million, $2.7 million, $13.4 million and $0.23, respectively, compared to revenue of $814.8 million, operating earnings of $46.5 million, net earnings of $19.7 million and net earnings per ADS of $0.34 for the quarter ended September 30, 1997.

         The registrant anticipates that, for the six month period ended September 30, 1998, the Form 10-Q will reflect revenue, earnings from operations, net loss and net loss per ADS of $1,499.2 million, $20.7 million, $8.3 million and $0.15, respectively, compared to revenue of $1,648.9 million, earnings from operations of $92.7 million, net earnings of $38.2 million and net earnings per ADS of $0.66 for the six month period ended September 30, 1997.

         The registrant anticipates that the Form 10-Q will reflect that the registrant's performance in the quarter ended September 30, 1998 was impacted by a number of factors, including the following anticipated disclosures: that the decrease in revenue was primarily due to lower equipment sales and reduced retail service, supplies and rentals revenue in both the U.S. and international markets; that the decline in the registrant's gross profit margin was primarily due to lower retail margins in equipment and service, supplies and rentals; and that earnings from operations were primarily impacted by the shortfall in revenue, higher SG&A expenses and lower combined gross profit.

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                           Danka Business Systems PLC
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     November 16, 1998           By    /s/ DAVID P. BERG
    -----------------------------      ----------------------------------------
                                               David P. Berg
                                               Senior Vice President and
                                               General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).